UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
April 15, 2010

WASHINGTON TRUST BANCORP, INC.

(Exact Name of Registrant as Specified in Charter)

Rhode Island	001-32991	05-0404671
--------------------	-------------------	---------------------
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

23 Broad Street, Westerly, Rhode Island 02891

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (401) 348-1200

Former name or address, if changed from last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02(b) and (c): Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As previously announced, on April 30, 2010, John C. Warren will retire as Chairman and Chief Executive Officer of Washington Trust Bancorp, Inc. (the "Corporation") and The Washington Trust Company (the "Bank"). Mr. Warren will continue to serve as a Director of the Corporation and the Bank.

On April 15, 2010, the respective Boards of Directors of the Corporation and the Bank appointed Joseph J. MarcAurele as the Chairman, President and Chief Executive Officer of the Corporation and the Bank, effective upon Mr. Warren's retirement. Mr. MarcAurele currently serves as President and Chief Operating Officer of the Corporation and the Bank.

On April 19, 2010, the Corporation issued a press release announcing the promotion of Mr. MarcAurele. The text of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein. Information about Mr. MarcAurele's business experience and compensation, including his compensation upon assuming the role of Chief Executive Officer, was previously disclosed in the Form 8-K filed by the Corporation on July 24, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WASHINGTON TRUST BANCORP, INC.

Date: April 19, 2010

By: /s/ David V. Devault

David V. Devault
Executive Vice President, Chief Financial Officer and Secretary

Exhibit 99.1

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NASDAQ: WASH

Media Contacts:
Elizabeth B. Eckel
(401) 348-1309 (w)
Dawn Ratté
401-453-4748(w), 401-580-9597(c)

Washington Trust Names Joseph J. MarcAurele Chairman & CEO

Promotion follows retirement of current Chairman & CEO John C. Warren

WESTERLY, R.I. (April 19, 2010) – Washington Trust Bancorp, Inc. (NASDAQ Global Select(R): WASH), the publicly owned holding company of The Washington Trust Company, has named Joseph J. MarcAurele chairman, president and chief executive officer. MarcAurele, who currently serves as the corporation's president and chief operating officer, will assume his new role on April 30, 2010 following the retirement of John C. Warren, who held that position for 14 years.

MarcAurele, a lifelong Rhode Island resident, joined Washington Trust in September 2009 following the Corporation's search for future leadership of the nation's oldest community bank and Rhode Island's largest independent bank.

"Since joining Washington Trust last year, Joe has demonstrated his extraordinary management skills and ability to lead Washington Trust as we continue to grow and enhance our services," said Warren. "Joe's ties to Rhode Island and his commitment to giving back to the community position him perfectly to lead Washington Trust."

Prior to joining the Bank, MarcAurele served as president, Citizens Bank, Rhode Island, a division of RBS Citizens, N.A. He also served as chairman, president and CEO of Citizens Bank of Rhode Island and Connecticut. He was a member of Citizens' Executive Leadership Group and Executive Committee and oversaw the Corporate Global Restructuring Group. Before joining Citizens, MarcAurele spent seven years at Fleet National Bank, where he held various positions, including senior vice president and director of Human Resources.

MarcAurele grew up and attended school in Pawtucket, R.I., and is a graduate of Holy Cross College. Early in his professional career he taught English, coached and served as an assistant principal at St. Raphael Academy in Pawtucket. He and his wife, Meredith, reside in East Greenwich.

About Washington Trust:
Washington Trust Bancorp, Inc. is a $2.9 billion corporation headquartered in Westerly, Rhode Island. Its banking subsidiary, The Washington Trust Company, founded in 1800, is the oldest community bank in the nation and is the largest independent bank headquartered in Rhode Island. A state-chartered bank, Washington Trust offers a full range of financial services, including commercial banking, small business banking, personal banking, and wealth management and trust services through its offices located in Rhode Island, southeastern Connecticut and eastern Massachusetts. The Corporation's common stock trades on The NASDAQ Global Select® Stock Market under the symbol WASH. Web site address: www.washtrust.com.